J. Barrie Shineton
President & Chief Executive Officer

February 1, 2007

Dear Norbord Shareholder,

Norbord delivered earnings of $97 million or $0.67 per share and a return on equity of 20% in 2006. We paid a third consecutive CAD $1.00 per share special dividend and repurchased 2.7 million shares. These actions demonstrate our confidence in Norbord’s low cost position and ability to generate attractive cash flow throughout the business cycle. Our strategy of geographic diversification was validated as markets for our North American and European products headed in different directions during 2006.

Weaker North American Markets

After several robust years, North American OSB prices declined steadily during 2006 to their lowest levels since 2001. The decline was in response to softer US housing starts, a scenario we fully expected. On the supply side, significant new OSB capacity will ramp up over the next two years. Both will keep pressure on prices for the foreseeable future.

Our strategy of owning only low-cost assets and aligning ourselves with growth customers paid off in the second half of the year when prices dropped below trend levels. All our OSB mills generated positive cash flow and were able to sell all their production volume. The result is that every mill is running at full capacity with no inventory buildup.

During 2006, we completed the expansion of the Cordele, Georgia OSB mill. We started up the second line on time and on budget in December. In the absence of attractive acquisition opportunities, this project was a unique and logical opportunity for Norbord to continue its record of controlled growth in low-cost OSB capacity. The workforce for the second line trained alongside their experienced colleagues on the existing line and they are well prepared to ramp up to full capacity very quickly. Once ramped up, Cordele will be Norbord’s largest and lowest-cost OSB mill, further improving the Company’s overall cost position.

Improving European Performance

European markets and prices are firming as a result of the significant improvement in the supply-demand balance across the region and the general strengthening of the continental European economy. In Germany, construction activity and investment is growing for the first time this decade. We’ve been successful in focusing Norbord’s particleboard sales on the construction sector, where about 75% of our European panel production is now directed. We experienced stronger demand and pricing across all our product lines during 2006. Although increases in selling prices were offset by higher input costs, particularly for resin and energy, operating cash flow increased due to our efforts to increase production volume and control raw material usage. Moreover, improving markets means customers are accepting both the pass-through of cost increases and the recovery of producers’ margins.

Energy cost increases will be mitigated by the biomass heat energy system commissioned at our Cowie, Scotland operation in November and by a similar but larger project at our Genk, Belgium operation to be commissioned in the fourth quarter of 2007. These investments will reduce our European natural gas usage by about one-third – a great example of how we are getting more control over input costs.

Focus on Cost Position

We spent the last three years preparing our business to prosper through the downcycle by focusing on costs and improving product mix. We believe we’ve strengthened our competitive position by increasing our operating rates, reducing raw material usage and minimizing reliance on natural gas. Being low-cost is vital as we believe it is the only way to ensure positive cash flow during weaker markets.

Our Margin Improvement Program (MIP), implemented in 1996, remains the cornerstone of Norbord’s efforts to "control the controllables." Selling a richer product mix and producing more volume from existing capacity were the biggest drivers of our 2006 MIP savings. Put another way, our EBITDA would have been significantly lower without our MIP efforts.

An important example of our cost control efforts is our investment in biomass heat energy systems. Once projects currently underway at Nacogdoches, Texas and Genk are complete, all our OSB process heat will come from wood waste. As such, we will only be reliant on natural gas to fuel air emission control equipment.

Another example of cost containment is our streamlining of production capacity in Europe. We closed smaller, obsolete capacity and consolidated production on our newer, more efficient lines at our South Molton, England and Cowie mills. We’ve already seen significant gains in production from the consolidated lines and expect these actions will result in higher overall margin contribution from our European business.

Strategy Unchanged

We continue to believe OSB is the industry’s best growth opportunity and that successful execution of our strategy will maximize value for our shareholders. Our strategy is simple and straightforward, and delivers results.

During 2006, we made excellent progress against our objectives:

1.     Grow our OSB business – We started up a second line at our Cordele OSB mill on time and on budget and achieved record annual OSB production with a 4% increase over 2005.

2.    Own high-quality, well-located assets with industry-leading cost positions – We installed a biomass heat energy system at our Cowie mill, approved similar projects at Genk and Nacogdoches, and streamlined existing European production capacity by closing two older, less efficient lines.

3.     Maintain a margin-focused operating culture – We generated $56 million in margin improvements, more than offsetting the impact of higher resin and energy prices on our input costs.

4.     Focus on customers who are growing their own market share – We increased North American OSB sales volume with key big box customers and secured new long-term panelboard business with leading UK home builders.

5.     Allocate capital with discipline – We returned $157 million to shareholders through a special dividend and share repurchases and invested $160 million in low-risk, high-return capital projects.

2

Looking Ahead

Looking to 2007, we expect that our North American and European business results will continue to diverge. Continued weak US housing starts combined with the ramp-up of new capacity will keep North American OSB prices soft. Without additional closures of structural panel capacity, we don’t expect to see much price improvement. On the other hand, we anticipate further strengthening of demand in Europe and continued improvement in prices for our panel products. We also expect some moderation in the excessively high resin and energy prices experienced in Europe last year. While the diversification provided by our European business will not replace the reduced cash flow from our North American business, we believe it will help cushion the Company’s results through the bottom of the cycle.

Longer term, the fundamentals underpinning demand for structural panels remain compelling. Supportive demographics, increasing two-home ownership, larger house sizes, record turnover of homes and the aging of existing housing stock will ultimately return North American OSB demand to trend levels. In Europe, evolving homebuilding practices and the emergence of eastern European economic growth will keep panel demand growing at a healthy pace.

Norbord has a strong balance sheet and significant liquidity. This, combined with our low cost position, leaves Norbord well positioned to weather the downcycle in North American OSB and benefit quickly when prices improve.

Transitions

As previously reported, Don Wells, our Director and Audit Committee Chair, passed away in August. During his three-year tenure on our Board, Don’s financial acumen and wisdom were highly valued and he made a lasting contribution to our company for the benefit of all shareholders.

Creating Long-Term Shareholder Value

Norbord continues to focus on maximizing shareholder value. Norbord stock has provided a 19% compound annual total return to shareholders over the past five years, about half of this as cash dividends. We believe you will continue to be rewarded for your investment in Norbord throughout the business cycle.

On behalf of the entire Norbord team, thank you for your continued support.

3

NEWS RELEASE

Norbord Posts 2006 Earnings of $97 million on Record Production

Note: Financial references in US dollars unless otherwise indicated

HIGHLIGHTS

  2006 earnings of $97 million or $0.67 per share
  Realized $56 million of Margin Improvement Program savings in 2006
  Record annual OSB production volume
  Continued improvement in European markets
  Started-up second line at Cordele, Georgia OSB mill in December
  Fourth quarter loss of $1 million or $0.01/share
  North American OSB operations remained EBITDA positive in fourth quarter

TORONTO, ON (February 1, 2007) – Norbord Inc. (TSX:NBD) today posted 2006 earnings of $97 million or $0.67 per share compared to 2005 earnings of $248 million or $1.61 per share.

Norbord reported a loss of $1 million for the fourth quarter of 2006 compared to earnings of $7 million in the prior quarter and earnings of $52 million in the same quarter last year. Fourth quarter 2006 EBITDA remained positive at $22 million.

"North American benchmark OSB prices continued their downward trend in the fourth quarter and are currently trading at their lowest levels since 2001," said Barrie Shineton, Norbord President and CEO. "Although there are signs the US housing market may be bottoming, with new capacity ramping up, we expect weak prices to persist through 2007."

"Many OSB producers have responded to the weak markets by shutting capacity," said Mr. Shineton. "Norbord’s OSB mills continued to generate positive cash flow during the quarter. Further, European markets are steadily improving, and we expect the better results from our European business to provide some offset to weaker North American results during 2007. We remain confident the Company will continue to perform well during the cycle bottom."

Performance

US housing starts totalled 1.8 million in 2006, down 13% versus 2005, causing North American OSB demand and prices to decline sharply. Benchmark North Central OSB prices averaged $166 during the quarter versus $181 in the prior quarter and $317 in the same quarter last year. The US South East, where most of Norbord’s operations are located, traded at a discount to the North Central region causing Norbord’s realized mill nets to lag the North Central benchmark. Notwithstanding weaker price levels, Norbord’s OSB mills remained EBITDA positive in the fourth quarter. For the full year, North Central OSB prices averaged $217 compared to $320 in 2005.

European markets continued to improve, with OSB prices up 3% over the prior quarter. OSB demand remains strong, particularly in Germany, and total European consumption increased 20% over 2005 levels. Demand for particleboard and MDF products is also firm. Norbord’s order files for all European panels extend out one month and further price increases are expected. In addition, the Company is beginning to see some relief from the very high energy prices experienced during 2006.

Norbord Inc.	Telephone Number:
Suite 600	(416) 365-0705
1 Toronto Street	Fax (416) 365-3292
Toronto, Ontario	www.norbord.com
M5C 2W4

Norbord achieved record OSB production during 2006, increasing volume 4% over 2005, the result of implementing best practices across all operations. Production records were achieved at eight of eleven OSB mills.

Norbord realized very strong Margin Improvement Program (MIP) savings of $56 million during 2006, limiting the impact of input price increases on the bottom line through lower raw materials usage, higher production volume, and improved sales mix.

In North America, 2006 OSB cash manufacturing costs remained flat versus 2005 despite increases in all key input prices – the result of increased productivity and improved raw material usages. Fourth quarter cash costs were down 3% versus the prior quarter due to the timing of spending on maintenance and supplies. European operations were impacted negatively all year by unprecedented hikes in resin and energy prices. Steadily improving markets and efficiencies from MIP initiatives more than offset these price increases.

Norbord’s fourth quarter results were impacted by two non-recurring items. The Company received $7 million in refunded duties and interest under the Canada-US Softwood Lumber Agreement. The duty refund is included in fourth quarter EBITDA. The Company recorded a provision of $13 million relating to the indefinite closure of the Juniper, New Brunswick I-joist facility following notification from the mill’s major customer that Norbord’s supply contract would not be renewed.

Net debt to total capitalization was 27% on a market value basis, reflecting the strength and flexibility of the Company’s balance sheet. Norbord has $156 million in unutilized, committed bank lines to support its liquidity requirements. Capital spending totaled $160 million during 2006 including $97 million for the Cordele, Georgia expansion project.

Developments

The $135 million second line at the Cordele OSB mill was started-up on schedule in mid-December and will be within $1 million of budget. The mill was shipping finished product to customers prior to year-end and the team is now focused on ramping up the new line to its 550 MMsf (3/8-inch basis) stated capacity.

The £2 million biomass heat energy system at Cowie, Scotland was commissioned in November. Progress continues on the installation of biomass burners in Genk, Belgium, and Nacogdoches, Texas, scheduled for completion in the fourth quarter of 2007. These three investments will significantly reduce Norbord’s natural gas consumption.

Quarterly Dividend

The Board of Directors declared a quarterly dividend of CAD $0.10 per common share, payable on March 21, 2007 to shareholders of record on March 1, 2007. Norbord’s Canadian common shareholders may participate in the Company’s Dividend Reinvestment Plan.

Norbord Profile

Norbord Inc. is an international producer of wood-based panels with assets of $1.3 billion, employing approximately 2,800 people at 16 plant locations in the United States, Europe and Canada. Norbord is one of the world’s largest producers of oriented strand board (OSB). In addition to OSB, Norbord manufactures particleboard, medium density fibreboard (MDF), hardwood plywood and related value-added products. Norbord is a publicly traded company listed on the Toronto Stock Exchange under the symbol NBD.

Conference Call

Norbord will hold an audio conference call for investors on Thursday, February 1, 2007 at 11:00 am (ET). The call will be broadcast live over the Internet via www.norbord.com and www.newswire.ca. A replay will be available approximately one hour following the call until February 28, 2007 by dialing 1-888-203-1112. The pass code is 4166087. Audio playback will also be available on the Norbord web site.

-end-

Contact:

Robin Lampard
Vice President, Treasurer
(416) 643-8843
robin.lampard@norbord.com

This news release and attached Shareholders Letter contain forward-looking statements, as defined in applicable legislation. The words "expect," "don’t expect," "are expected," "is expected," "will," "will not," "scheduled for," "anticipate" and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic conditions; risks inherent with product concentration; effects of competition and product pricing pressures; risks inherent with customer dependence; effects of variations in the price and availability of manufacturing inputs; risks inherent with a capital intensive industry; and other risks and factors described from time to time in filings with Canadian securities regulatory authorities and the US Securities and Exchange Commission.

Norbord does not undertake to update any forward-looking statements, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the "Caution Regarding Forward-Looking Information" statement in the March 1, 2006 Annual Information Form and the cautionary statement contained in the "Forward-Looking Statements" section of the 2005 Management’s Discussion and Analysis dated January 31, 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS
FOURTH QUARTER 2006

January 31, 2007

The Management’s Discussion and Analysis (MD&A) provides a review of the significant developments that impacted Norbord’s performance during the period. Norbord’s significant accounting policies and other financial disclosures are contained in the audited annual financial statements and accompanying notes. All financial references in the MD&A are stated in US dollars unless otherwise noted.

Some of the statements included or incorporated by reference in this MD&A constitute forward-looking statements within the meaning of applicable legislation. Forward-looking statements are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section in this MD&A.

EBITDA, EBITDA margin, operating working capital, total working capital, capital employed, ROCE, ROE, net debt, net debt to capitalization, book basis, net debt to capitalization, market basis and book value per share are non-GAAP measures described in the Definitions section. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. There are no directly comparable GAAP measures to any of these measures. Where appropriate, a quantitative reconciliation of the non-GAAP measure to the nearest comparable GAAP measure is also provided.

Additional information on Norbord, including the annual information form and the 2005 annual report, containing the MD&A and audited annual financial statements is available on SEDAR at www.sedar.com.

Overview

Norbord is an international producer of wood-based panels with 16 plant locations in the United States, Europe and Canada. It is one of the world’s largest producers of oriented strand board (OSB) with annual capacity of 5.0 billion square feet (3/8-inch basis). The core of Norbord’s OSB business is located in the US South. The Company is a significant producer of wood-based panels in Europe. The geographical breakdown of panel production capacity is approximately 60% US, 27% Europe and 13% Canada.

Norbord’s business strategy is focused entirely on the wood panels sector – in particular OSB – in North America and Europe.

Norbord’s financial goal is to achieve top quartile return on equity (ROE) and cash return on capital employed (ROCE) among North American forest products companies. Norbord met this target in 2005 and management believes this target was met again in 2006.

Maintaining investment grade debt ratings is integral to Norbord’s financing strategy. With investment grade debt ratings, Norbord believes that it should have the benefit of long-term access to public and private capital markets on attractive terms. Ratings on Norbord debt have been consistently investment grade since 1992. At the end of the quarter, the Company believes that it was well positioned with a net debt to capitalization of 27% on a market basis and 51% on a book basis.

Norbord manages its business to provide for a sustainable dividend to be paid quarterly to common shareholders throughout the business cycle. At December 31, 2006, the Board of Directors had declared 65 consecutive quarterly common dividends of CAD $0.10 per share. In addition to the quarterly dividend, in the third quarter of 2006 Norbord paid a special dividend of CAD$1.00 per share, the third such special dividend in as many years. The special dividends were declared to preserve an efficient capital structure through the peak of the OSB price cycle.

Operating Results

	4th Qtr	3rd Qtr	4th Qtr	12 mos	12 mos
(US$ millions, unless otherwise noted)	2006	2006	2005	2006	2005

Return on equity (ROE)	(1)%	6%	41%	20%	46%
Return on capital employed (ROCE)	8%	15%	45%	25%	53%
Earnings per share – diluted	$(0.01)	$0.05	$0.36	$0.67	$1.61

Net sales	$259	$291	$351	$1,252	$1,462
EBITDA	22	35	110	247	495
EBITDA margin	9%	12%	31%	20%	34%
Depreciation	24	23	23	94	89
Capital investments	44	39	37	160	115

OSB shipments (MMsf 3/8")	1,083	1,076	1,021	4,289	4,136
Average OSB price – North Central ($/Msf 7/16")	166	181	317	217	320
Average OSB price – Europe (€/m3) (1)	219	213	182	208	199

(1)     Commencing the first quarter 2006, "Average OSB price – Europe" represents the Company’s estimate of average realized pricing in continental Europe. Prior period figures have been restated accordingly.

Fluctuations in North American OSB prices are the most significant driver of changes to Norbord’s results. Benchmark North American OSB prices averaged $166 per Msf (7/16-inch basis) in the quarter, and are currently trading at the lowest level since 2001. While a decline was expected, the retreat from the highs seen in the past few years was earlier and deeper than anticipated. Many analysts are forecasting lower housing starts in 2007 directly impacting OSB demand as new home construction is the principal end use for OSB. Further, increased capacity is expected to come on stream, including Norbord’s Cordele, Georgia expansion. Weaker pricing levels are expected to continue through 2007.

Throughout the cycle, Norbord took steps to prepare itself for this inevitable downturn by focusing on cost containment and developing a richer product mix. The Margin Improvement Program (MIP) has helped Norbord to concentrate on improving its competitive position, generating $185 million of margin improvement over the past five years, including $56 million in 2006. These gains have helped to offset the impact of rising input costs and management believes its relative competitive position in the industry has improved over this time. The benefit of the discipline exercised through the top of the cycle is that all Norbord mills generated positive EBITDA in the second half of the year when North American OSB prices traded well below the historical averages.

While weak North American OSB pricing is expected in the near term, the long term fundamentals supporting North American housing and OSB demand continue to be strong. Management continues to believe that OSB is the best growth product in the forest products industry.

Norbord’s strategy of geographic diversification was validated in 2006 as markets for Norbord’s North American and European products headed in different directions. European markets and prices are improving as the general economy strengthens, particularly in Germany where construction activity and investment is growing for the first time this decade.

In 2006, return on equity (ROE) was 20% compared to 46% in 2005. ROE is a measure for shareholders to determine how effectively their money is being employed. Capital initiatives, including CAD $1.00 special dividends declared in each of the past three years and the share repurchase program, have maintained an efficient capital structure contributing to the continued strong ROE levels. Pre-tax return on capital employed (ROCE) averaged 25% for the year and 53% in 2005. ROCE is a measurement of financial performance, focusing on cash generation and the efficient use of capital.

EBITDA of $247 million was generated in the year, versus $495 million in the prior year. For the quarter, EBITDA of $22 million was generated, versus $35 million in the previous quarter and $110 million in the fourth quarter of 2005. The primary driver of the change in EBITDA over the prior period is the change in benchmark North American OSB pricing, which has retreated from the highs of recent years. EBITDA changes are summarized in the following variance table. EBITDA margins for the year were 20% compared to 34% for the prior year.

	4th Qtr 2006	4th Qtr 2006	12 mos 2006
EBITDA Variance	vs.	vs.	vs.
(US$ millions)	3rd Qtr 2006	4th Qtr 2005	12 mos 2005

EBITDA – current period	$22	$22	$247
EBITDA – comparative period	35	110	495
Variance	$(13)	$(88)	$(248)

Mill nets (1)	$(27)	$(119)	$(269)
Volume (2)	1	14	23
Key input prices (3)	(9)	(6)	(33)
Key input usage (3)	(1)	2	19
Other (4)	23	21	12
	$(13)	$(88)	$(248)
(1) The mill net variance represents the change in realized pricing across all products. Mill net is calculated as net sales divided by shipment volume.
(2) The volume variance represents the impact of shipment volume changes across all products.
(3) Key inputs include fibre, resin and energy.

(4)    Other category covers all remaining variances including supplies and maintenance, labour and benefits, the impact of foreign exchange, and the $7 million refund of softwood lumber duties received in the fourth quarter of 2006.

Eight of Norbord’s eleven OSB mills established annual production records in 2006. Improvements delivered as a result of implementing best practices accounted for a 4% increase in OSB production over 2005. Fourth quarter production was down 1% over the prior quarter and up 8% over the same quarter last year.

The global forest products industry continued to be challenged with significantly higher energy, resin and fibre costs during 2006.

Despite these continued cost pressures, Norbord’s 2006 North American OSB cash cost per unit of production, before profit share, was in line with the prior year. Fourth quarter production costs were down 3% over the prior quarter principally due to lower spending on supplies and maintenance. Production costs were down 6% over the fourth quarter of 2005 as a result of lower spending on supplies and maintenance and lower key input usages. The lower spending on supplies and maintenance is due to timing as the spending for the full year is in line with 2005.

In Europe, market conditions continued to show signs of improvement. European OSB prices increased 3% over the third quarter as European construction market confidence improved, particularly in Germany. Norbord continues to focus its particleboard on the construction sector. Recent success in winning the flooring business from two of the UK’s three largest home builders has resulted in the particleboard business in Cowie, Scotland being directed almost exclusively to the construction sector. Particleboard and MDF markets remained firm with modest price gains achieved in the quarter.

Increasing costs, particularly in energy and resin, continued to impact the European businesses. A number of initiatives have been undertaken to address these cost pressures including the restructuring of Cowie MDF and South Molton, England particleboard and lamination, as well as the installation of heat energy systems at Cowie MDF (operational fourth quarter 2006) and Genk, Belgium OSB (operational fourth quarter 2007). Norbord expects that these initiatives will result in higher overall margin contribution from the European businesses.

Contribution from MIP of $56 million in 2006, measured relative to 2005 at constant prices and exchange rates, limited the impact of input cost increases on EBITDA.

Net sales in the quarter were $259 million, compared to $291 million and $351 million in the third quarter of 2006 and fourth quarter of 2005 respectively. Full year 2006 net sales are $1,252 million compared to $1,462 million in 2005. The change in net sales is principally due to changes in North American OSB prices.

Interest expense of $7 million is in line with prior quarters. This amount excludes $2 million of interest capitalized relating to the Cordele mill expansion project ($7 million for the full year 2006). Depreciation expense of $24 million is in line with prior quarters.

Liquidity and Capital Resources

	4th Qtr	3rd Qtr	4th Qtr	12 mos	12 mos
(US$ millions, except per share information, unless otherwise noted)	2006	2006	2005	2006	2005

Cash provided by operating activities	$54	$37	$121	$191	$314
Cash provided by operating activities per share	0.37	0.26	0.83	1.33	2.14

Operating working capital	33	70	19	33	19
Total working capital	53	66	174	53	174
Capital investments	44	39	37	160	115
Net debt to capitalization, market basis	27%	24%	17%	27%	17%
Net debt to capitalization, book basis	51%	51%	35%	51%	35%

Cash provided by operating activities in the quarter was $54 million or $0.37 per share compared to $37 million in the third quarter and $121 million in the fourth quarter of 2005. The increase from the prior quarter is principally due to a reduced working capital balance, partially offset by lower earnings. The decrease from the fourth quarter of 2005 is principally attributable to higher earnings in the comparable period. Full year 2006 cash provided by operating activities was $191 million, down from $314 million in the prior year principally due to lower earnings.

Operating working capital, consisting of accounts receivable and inventory less accounts payable and accrued liabilities, was $33 million at December 31, 2006 compared to $19 million at December 31, 2005. A higher accounts receivable balance due to increased non-trade receivables is the primary driver of the higher operating working capital balance. Collections of trade receivables are in line with prior periods. The Company aims to minimize the amount of capital held as operating working capital. Total working capital at December 31, 2006 was $53 million including $20 million in cash and cash equivalents.

In addition to cash on hand and cash generated from operations, the Company has $200 million of committed unsecured revolving bank lines available to support short-term liquidity requirements, of which $44 million were utilized at December 31, 2006; $40 million drawn as cash and $4 million drawn for letters of credit. These committed bank lines mature in 2010, bear interest at money market rates plus a margin that varies with the Company’s credit rating, and contain certain financial covenants which the Company must comply with on a quarterly basis.

Cash dividends of $167 million or CAD$1.40 per share were paid in the year reflecting the payment of a CAD$1.00 special dividend in the third quarter of 2006, the third special dividend in the past three years. Dividends were funded with cash from operations. Other uses of the cash from operations in the year include $160 million for capital investments and $29 million for common share repurchases. In addition, $40 million of cash was received through the drawdown of the committed bank lines, which is reflected as an increase in long-term debt.

Norbord’s net debt stood at $460 million at year end, representing 27% of capitalization on a market basis and 51% of capitalization on a book basis.

Provision for Non-Core Operation

In December 2006, the Company recorded a provision relating to the indefinite closure of the I-joist mill in Juniper, New Brunswick following notification from the mill’s major customer that its contract would not be renewed. The provision of $13 million ($0.06 per share) consisted of asset write-downs of $12 million and severances and other costs of $1 million. Notwithstanding the write-down, efforts to find additional customers for the mill’s product continue.

Softwood Lumber Duties

In 2006, the Company received $7 million in refunded duties and interest pursuant to the Canada-US Softwood Lumber Agreement which is included in earnings before interest, income tax, depreciation and provision for non-core operation in the consolidated statement of earnings. The refund relates to duties paid by two sawmills sold in October 2003.

Purchase of Common Shares

In 2006, the Company purchased and cancelled 2.7 million common shares at a cost of $29 million under a share repurchase program that expired on November 1, 2006. The share repurchase program was not renewed. In 2005, 5.7 million shares were purchased and cancelled at a cost of $54 million.

Outstanding Shares

At January 31, 2007, there were 143.8 million common shares outstanding. In addition, 1.8 million stock options were outstanding, of which approximately 40% were fully vested.

Capital Investments

In December 2006, the second OSB line at Cordele was completed, on time and on budget, creating one of the largest and most efficient OSB manufacturing facilities in the world. The expansion added 550 million square feet (3/8-inch basis) of production capacity at a capital cost of $135 million and increased Norbord’s North American OSB production capacity by 15%. Once fully ramped up, this expansion will further strengthen Norbord’s position as one of the largest OSB producers in the US South. In addition to the capital cost of $135 million, $8 million of interest and $5 million of start-up costs have been capitalized since construction began in the second quarter of 2005.

Capital investments in 2006 excluding the new Cordele OSB line, were $56 million representing 60% of depreciation (2005 – 87%). Approximately 55% of the $56 million was invested in projects designed to enhance profitability. In addition, $97 million was invested in the Cordele mill expansion project and $7 million of interest was capitalized bringing the total capital investment in 2006 to $160 million.

Guarantee of Certain Obligations of Fraser Papers

The Company guarantees certain obligations under operating lease commitments of Fraser Papers, which was distributed to common shareholders in 2004. The maximum potential amount of future payments that the Company could be required to make under these obligations is estimated to be $7 million. No amounts have been recorded in the consolidated balance sheet with respect to these guarantees. As security for these ongoing financial commitments to Fraser Papers, the Company has the right, at any time, to require Fraser Papers to provide a fixed first charge security interest over Fraser Papers’ manufacturing facilities. In 2006, the fee for providing these guarantees was less than $1 million.

Class Action Lawsuit

Norbord and eight other North American OSB producers have been named as defendants in several lawsuits filed in the United States District Court for the Eastern District of Pennsylvania. The lawsuits allege that these nine North American OSB producers violated United States and various state antitrust and other laws by allegedly agreeing to fix prices and reduce the supply of OSB from June 1, 2002 through the present.

The named plaintiffs seek to have the cases certified as class actions. One group of plaintiffs seeks to certify a class of persons and entities that purchased OSB in the United States directly from any of the named North American OSB producers between June 1, 2002 and the present. Other plaintiffs seek to certify one or more classes of persons and entities that purchased OSB in various states and the District of Columbia indirectly between June 1, 2002 and the present.

Norbord believes that the lawsuits are entirely without merit and intends to defend this matter vigorously.

Selected Quarterly Information

	2006				2005
	4th	3rd	2nd	1st	4th	3rd	2nd	1st
(US$ millions, except per share information, unless otherwise noted)	Qtr	Qtr	Qtr	Qtr	Qtr	Qtr	Qtr	Qtr

Key Performance Metrics
Return on equity (ROE)	(1)%	6%	27%	43%	41%	38%	45%	62%
Cash provided by operating activities	54	37	70	30	121	55	98	40
Cash provided by operating activities per share	0.37	0.26	0.49	0.21	0.83	0.38	0.67	0.26

Net Sales and Earnings
Net sales	259	291	334	368	351	338	369	404
EBITDA	22	35	79	111	110	100	128	157
Earnings	(1)	7	33	58	52	45	67	84

Per Common Share
Earnings
Basic	-	0.05	0.23	0.40	0.36	0.31	0.39	0.56
Diluted	(0.01)	0.05	0.23	0.40	0.36	0.31	0.39	0.55

Key Statistics
OSB shipments (MMsf 3/8")	1,083	1,076	1,048	1,082	1,021	1,062	1,040	1,013
Average OSB price – North Central ($/Msf 7/16")	166	181	238	285	317	303	297	364
Average OSB price – Europe (€/m3) (1)	219	213	204	197	182	190	208	214

(1)    Commencing the first quarter 2006, "Average OSB price – Europe" represents the Company’s estimate of average realized pricing in continental Europe. Prior period figures have been restated accordingly.

The price of OSB is the primary factor affecting the comparability of Norbord’s results over the past eight quarters. Fluctuations in earnings during that time mirror fluctuations in the price of OSB in North America. The Company estimates the annualized impact of a $10 per Msf (7/16-inch basis) change in the North American OSB price on EBITDA is approximately $30 million or approximately $0.14 per share. Regional pricing variations, particularly in the US South, make the North Central benchmark price a useful albeit imperfect proxy for overall North American OSB pricing. Further, the pricing lag effect of maintaining an order file, premiums obtained on value added products, and volume and trade discounts cause realized prices to differ from the benchmark.

Norbord has a relatively low exposure to the Canadian dollar due to a comparatively small manufacturing base in Canada, comprising 13% of panel production capacity. The Company estimates the unfavourable impact of a US one cent increase in the Canadian dollar to negatively impact annual earnings by approximately $1 million or less than $0.01 per share.

Quarterly results are also impacted by seasonal factors such as weather and building activity. Market demand varies seasonally, as building activity and repair and renovation work, the principal end use for Norbord’s products, is generally stronger in the spring and summer months. Adverse weather, typically in the first and fourth quarters, can also limit access to logging areas, which can affect the supply and price of fibre to Norbord’s operations. Shipment volumes and commodity prices are affected by these factors as well as by global supply and demand conditions.

One-time items that had a significant impact on fourth quarter results include pre-tax income of $7 million ($0.03 per share) due to softwood lumber duty refunds, the $13 million provision ($0.06 per share) for non-core operation and tax recovery of $4 million ($0.03 per share) due to the resolution of several income tax audit items relating to prior taxation years. Foreign exchange on the redemption of preferred shares had a $0.06 per share negative impact in the second quarter of 2005.

Definitions

The following non-GAAP measures have been used in this MD&A. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. There are no directly comparable GAAP measures to any of these measures. Each non-GAAP measure is defined below. Where appropriate, a quantitative reconciliation of the non-GAAP measure to the nearest comparable GAAP measure is provided.

EBITDA is earnings before interest, provision for non-core operation, income taxes, depreciation and amortization. Norbord views EBITDA as a measure of gross profit and interprets EBITDA trends as an indicator of relative operating performance. EBITDA is presented as a useful indicator of a company’s ability to incur and service debt and meet capital expenditure requirements. The following table reconciles EBITDA to the nearest comparable GAAP measure:

	4th Qtr	3rd Qtr	4th Qtr	12 mos	12 mos
(US dollar millions)	2006	2006	2005	2006	2005

Earnings	$(1)	$7	$52	$97	$248
Add: Provision for non-core operation	13	-	-	13	-
Add: Interest expense	7	7	8	29	30
Less: Interest and other income	-	-	(2)	(3)	(5)
Add: Income tax	(21)	(2)	29	17	133
Add: Depreciation	24	23	23	94	89

EBITDA	$22	$35	$110	$247	$495

EBITDA margin (%) is EBITDA as a percentage of net sales.

Operating working capital is accounts receivable plus inventory less accounts payable.

Total working capital is operating working capital plus cash and cash equivalents less bank advances.

Capital employed is the sum of property, plant and equipment, operating working capital and other assets. The following table reconciles capital employed to the nearest comparable GAAP measure:

	Dec 31	Sep 30	Dec 31
(US dollars millions)	2006	2006	2005

Property, plant and equipment	$1,008	$987	$921
Accounts receivable	163	179	145
Inventory	98	94	99
Accounts payable and accrued liabilities	(228)	(203)	(225)
Other assets	7	5	4
Unrealized balance sheet hedge gain (loss) (1)	(25)	(19)	-

Capital employed	$1,023	$1,043	$944
(1) Included in other liabilities

ROCE (return on capital employed) is EBITDA divided by capital employed. The ratio is expressed on an annualized basis. ROCE is a measurement of financial performance, focusing on cash generation and the efficient use of capital.

ROE (return on equity) is earnings available to common shareholders (earnings less preferred share dividends) divided by common shareholders’ equity. The ratio is expressed on an annualized basis. ROE is a measure for common shareholders to determine how effectively their money is being employed.

Net debt is long-term debt including the current portion and bank advances less cash and cash equivalents. Net debt is a useful indicator of a company’s debt position. The following table reconciles net debt to the nearest comparable GAAP measure:

	Dec 31	Sep 30	Dec 31
(US dollars millions)	2006	2006	2005

Long-term debt	$480	$451	$440
Bank advances	-	15	-
Cash and cash equivalents	(20)	(11)	(155)

Net debt	$460	$455	$285

Net debt to capitalization, book basis is net debt divided by the sum of net debt and shareholders’ equity. Net debt to capitalization, book basis is a measure of a company’s relative debt position. Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet.

Net debt to capitalization, market basis is net debt divided by the sum of net debt and market capitalization. Market capitalization is the number of common shares outstanding at period end multiplied by the trailing twelve-month average per share market price. Market basis capitalization is intended to correct for the low historical book value of Norbord’s asset base relative to its fair value. Net debt to capitalization, market basis is a key measure of a company’s relative debt position and Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet. While the Company considers both book and market basis metrics, the Company believes the market basis to be superior to the book basis in measuring the true strength and flexibility of its balance sheet.

Book value per share is common shareholders’ equity divided by common shares outstanding.

Forward-Looking Statements

This document contains forward-looking statements, as defined in applicable legislation. The words "believes," "believe," "forecasting," "expected," "expects," "will," "scheduled," "estimated," "estimates" and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Examples of such statements include, but are not limited to, comments with respect to: (1) outlook for the markets for products; (2) expectations regarding future product pricing: (3) the outlook for operations; (4) expectations regarding mill capacity and production volumes; (5) objectives; (6) strategies to achieve those objectives; (7) sensitivity to changes in product prices, such as the price of OSB; (8) sensitivity to changes in foreign exchange rates; (9) margin improvement program targets; (10) expectations regarding contingent liabilities, lawsuits and guarantees, including the outcome of pending litigation; and (11) expectations regarding the amount, timing and benefits of capital investments.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic conditions; risks inherent with product concentration; effects of competition and product pricing pressures; risks inherent with customer dependence; effects of variations in the price and availability of manufacturing inputs; risks inherent with a capital intensive industry; and other risks and factors described from time to time in filings with Canadian securities regulatory authorities and the US Securities and Exchange Commission.

Norbord does not undertake to update any forward-looking statements, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the "Caution Regarding Forward-Looking Information" statement in the March 1, 2006 Annual Information Form and the cautionary statement contained in the "Forward-Looking Statements" section of the 2005 Management’s Discussion and Analysis dated January 31, 2006.

SHIPMENTS

	4th Qtr	3rd Qtr	4th Qtr	12 mos	12 mos
	2006	2006	2005	2006	2005

OSB (MMsf-3/8")	1,083	1,076	1,021	4,289	4,136
Particleboard (MMsf-3/8") (1)	158	165	138	643	583
MDF (MMsf-3/8")	112	127	132	525	545
Hardwood plywood (MMsf-3/8")	18	18	19	78	77
I-joist (MM lineal feet)	6	10	11	39	47
(1) Excludes particleboard consumed internally (37 MMsf, 41 MMsf, 43 MMsf, 178 MMsf, 183 MMsf for each of the above periods, respectively).

NORBORD INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

(unaudited)
	4th Qtr	4th Qtr	12 mos	12 mos
(US $ millions, except per share information)	2006	2005	2006	2005

Earnings
Net sales	$259	$351	$1,252	$1,462

Earnings before interest, income tax, depreciation and provision
for non-core operation	22	110	247	495

Provision for non-core operation (note 5)	(13)	-	(13)	-
Interest and other income	-	2	3	5
Interest expense	(7)	(8)	(29)	(30)

Earnings before income tax and depreciation	2	104	208	470

Depreciation	(24)	(23)	(94)	(89)
Income tax (note 6)	21	(29)	(17)	(133)

Earnings	$(1)	$52	$97	$248

Earnings per common share (note 4)
- Basic	$-	$0.36	$0.68	$1.62
- Diluted	$(0.01)	$0.36	$0.67	$1.61

Retained Earnings
Balance, beginning of period	$318	$372	$412	$387
Earnings	(1)	52	97	248
Common share dividends	(12)	(12)	(178)	(166)
Repurchase of common shares (note 3)	-	-	(26)	(47)
Redemption of preferred shares (note 3)	-	-	-	(9)
Preferred share dividends	-	-	-	(1)

Balance, end of period	$305	$412	$305	$412

(See accompanying notes)

NORBORD INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)
	4th Qtr	4th Qtr	12 mos	12 mos
(US $ millions)	2006	2005	2006	2005

CASH PROVIDED BY (USED FOR):

Operating Activities
Earnings	$(1)	$52	$97	$248
Items not affecting cash:
Provision for non-core operation	13	-	13	-
Depreciation	24	23	94	89
Future income taxes (note 6)	(11)	(12)	11	11
Other items	(6)	(1)	(15)	(5)
	19	62	200	343

Net change in non-cash working capital balances	35	59	(9)	(29)

	54	121	191	314

Investing Activities
Capital investments	(44)	(37)	(160)	(115)
Other (note 8)	(8)	3	(11)	13

	(52)	(34)	(171)	(102)

Financing Activities
Dividends	(7)	(11)	(167)	(161)
Debt incurred (repaid) (note 2)	14	(1)	40	(1)
Repurchase of common shares (note 3)	-	-	(29)	(54)
Issue of common shares (note 3)	-	-	1	1
Redemption of preferred shares (note 3)	-	-	-	(47)
Repurchase of 7 ¼% debentures (note 2)	-	-	-	(10)

	7	(12)	(155)	(272)

Increase (decrease) in cash and cash equivalents	$9	$75	$(135)	$(60)

(See accompanying notes)

NORBORD INC.
CONSOLIDATED BALANCE SHEETS

(unaudited)

	Dec 31	Dec 31
(US $ millions)	2006	2005

ASSETS
Current assets:
Cash and cash equivalents	$20	$155
Accounts receivable	163	145
Inventory	98	99
Future income taxes	3	4
	284	403

Property, plant and equipment	1,008	921
Other assets	7	4

	$1,299	$1,328

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$228	$225

Long-term debt	480	440
Other liabilities	44	31
Future income taxes	113	110
Shareholders’ equity (note 3)	434	522

	$1,299	$1,328

(See accompanying notes)

NORBORD INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(In millions of US dollars, except per share information)

Note 1 – Basis of Presentation

The interim financial statements are unaudited and follow the accounting policies summarized in the notes to the annual consolidated financial statements.

The interim financial statements do not conform in all respects to the disclosure requirements of Canadian generally accepted accounting principles for annual financial statements and should, therefore, be read in conjunction with the annual consolidated financial statements of Norbord Inc. which includes information necessary or useful to understanding the Company’s business and financial statement presentation. In particular, the Company’s significant accounting policies and practices are presented as Note 1 to the annual consolidated financial statements.

Note 2 – Long-term Debt

The Company has committed unsecured revolving bank lines of $200 which mature in 2010, bear interest at money market rates that vary with the Company’s credit rating, and contain certain financial covenants which the Company must comply with on a quarterly basis. At quarter end, $44 of these lines were utilized; $40 drawn as cash and $4 drawn for letters of credit. The balance of $156 is available to support short-term liquidity requirements.

	Dec 31	Dec 31
	2006	2005

8 1/8% debentures due 2008	$200	$200
7 1/4% debentures due 2012	240	240
Other debt	40	-
	$480	$440

In 2005, the Company repurchased and cancelled $10 of the 7 ¼% debentures due 2012 and unwound a corresponding amount of interest rate swaps. The premium paid on repurchase was offset by the recognition of gains on the interest rate swaps.

Note 3 – Shareholders’ Equity

During the quarter, 0.7 million common shares (twelve-month period – 1.4 million) were issued in lieu of cash dividends of $5 (twelve-month period – $11) under the Company’s dividend reinvestment plan.

On June 16, 2006, the Company declared a special dividend of CAD $1.00 per common share, which was paid on July 14, 2006. On April 19, 2005, the Company declared a special dividend of CAD $1.00 per common share, which was paid on May 20, 2005.

Year-to-date, the Company repurchased and cancelled 2.7 million common shares (fourth quarter – nil) for $29 under a normal course issuer bid that expired November 1, 2006.

On May 20, 2005, the Company redeemed all of the outstanding Class A Series 1 preferred shares at par value (CAD $60). On redemption, a foreign exchange loss of $9 was recorded as a charge to retained earnings.

NORBORD INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(In millions of US dollars, except per share information)

Year-to-date, 0.3 million common shares (fourth quarter – nil) were issued as a result of options exercised under the stock option plan for proceeds of $1. In the first quarter of 2006, 0.4 million options were granted under the stock option plan. During the second quarter of 2006, the exercise price on all outstanding options was decreased by CAD $1.00 to reflect the special dividend. Year-to-date, stock based compensation expense was $1.

Note 4 – Earnings per Common Share

Earnings per common share are calculated as follows:

	4th Qtr	4th Qtr	12 mos	12 mos
	2006	2005	2006	2005

Earnings available to common shareholders:
Earnings	$(1)	$52	$97	$248
Less: Preferred share dividends	-	-	-	(1)
Less: Foreign exchange on preferred share redemption	-	-	-	(9)
	$(1)	$52	$97	$238

Common shares (millions):
Weighted average number of common shares outstanding	143.1	144.7	143.4	146.7
Stock options	0.4	0.9	0.5	0.9
Diluted number of common shares	143.5	145.6	143.9	147.6

Earnings per common share:
Basic	$-	$0.36	$0.68	$1.62
Diluted	$(0.01)	$0.36	$0.67	$1.61

Stock options issued under the Company’s stock option plan were included in the calculation of diluted number of common shares to the extent the exercise price of those options was less than the average market price of the Company’s common shares during the period.

Note 5 – Provision for Non-Core Operation

In December 2006, the Company recorded a provision relating to the indefinite closure of an I-joist mill in Juniper, New Brunswick following notification from the mill’s major customer that its contract would not be renewed. The provision of $13 consisted of asset write downs of $12 and the accrual of severances and other costs of $1.

NORBORD INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(In millions of US dollars, except per share information)

Note 6 – Income Tax

Interim income tax is calculated based on expected annual effective tax rates.

	4th Qtr	4th Qtr	12 mos	12 mos
	2006	2005	2006	2005

Current income tax expense	$(10)	$41	$6	$122

Future income tax expense	(11)	(12)	11	11
Income tax expense	$(21)	$29	$17	$133

Note 7 – Related Party Transactions

The Company’s major shareholder has various interests over which it has control or otherwise has significant influence (a "related company" or collectively "related companies").

In 2006 and 2005, the Company provided certain administrative services to a related company which were charged on a cost recovery basis. In addition, the Company periodically engages the services of related companies for various financial, real estate and other business advisory services. In 2006, the fees for these services were less than $1 and were charged at market rates.

In 2006, the Company received a payment of $3 from a related company as final consideration pursuant to a 1999 Asset Purchase Agreement. The payment was contingent on the completion of an expansion project. In addition, Norbord paid $1 to this related company for certain costs for which Norbord provided an indemnity under the same 1999 Asset Purchase Agreement. Total future costs related to this indemnification are estimated at $1 and are included in other liabilities in the consolidated balance sheet.

Note 8 – Commitments and Contingencies

Softwood Lumber Duties

During the quarter, Norbord received $7 in refunded duties and interest pursuant to the Canada-US Softwood Lumber Agreement which is included in earnings before interest, income tax, depreciation and provision for non-core operation. The refund relates to duties paid by two sawmills sold in October 2003.

Foreign Exchange Hedges

The Company has outstanding forward foreign exchange contracts of 5 (2005 - 9) and €59 (2005 - €64) and cross-currency swaps of 125 (2005 - 125), which are designated as hedges against its net investments in Europe. Year-to-date, the Company realized a loss of $13 (2005 – gain of $12) on its matured net investment hedges, and at period end, the Company had an unrealized loss of $25 (2005 – gain of $1) on its outstanding net investment hedges. These realized and unrealized losses are offset by realized and unrealized gains on the net investments being hedged.

In addition, at period end, the Company has outstanding forward foreign exchange contracts of CAD $9 (2005 – CAD $42), which are designated as a hedge against certain Canadian dollar-denominated monetary liabilities. Year-to-date, the Company realized a loss of $1 (2005 – gain of $1) on its matured monetary liability hedges, and at period end, the Company had an unrealized gain of nil (2005 – nil) on these outstanding hedges. These realized and unrealized gains are offset by realized and unrealized losses on the monetary liabilities being hedged.

NORBORD INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

(In millions of US dollars, except per share information)

The Company has entered into various commitments for capital expenditures and services in connection with capital investment projects. The Company has outstanding forward foreign exchange contracts of €4 (2005 – €9) which are designated as hedges against certain of these commitments. No gains or losses were realized year-to-date. At period end the Company had an unrealized gain of nil on the outstanding hedges. These realized and unrealized losses are offset by realized and unrealized gains on the purchase commitments being hedged.

Guarantee of Certain Obligations of Fraser Papers

Norbord guarantees certain obligations under operating lease commitments of Fraser Papers, which was distributed to common shareholders in 2004. The maximum potential amount of future payments that Norbord could be required to make under these obligations is estimated to be $7. No amounts have been recorded in the consolidated balance sheet with respect to these guarantees. As security for these ongoing financial commitments to Fraser Papers, Norbord has the right, at any time, to require Fraser Papers to provide a fixed first charge security interest over Fraser Papers’ manufacturing facilities. In 2006, the fee for providing these guarantees is less than $1.

Class Action Lawsuit

Norbord and eight other North American OSB producers have been named as defendants in several lawsuits filed in the United States District Court for the Eastern District of Pennsylvania. The lawsuits allege that these nine North American OSB producers violated United States and various state antitrust and other laws by allegedly agreeing to fix prices and reduce the supply of OSB from June 1, 2002 through the present.

The named plaintiffs seek to have the cases certified as class actions. One group of plaintiffs seeks to certify a class of persons and entities that purchased OSB in the United States directly from any of the named North American OSB producers between June 1, 2002 and the present. Other plaintiffs seek to certify one or more classes of persons and entities that purchased OSB in various states and the District of Columbia indirectly between June 1, 2002 and the present.

Norbord believes that the lawsuits are entirely without merit and intends to defend this matter vigorously.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, J. Barrie Shineton, President and Chief Executive Officer certify that:

1.     I have reviewed this quarterly report on Form 6K of Norbord Inc.;

2.     Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under with such statements were made, not misleading with respect to the period covered by this quarterly report;

3.     Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of , and for, the periods presented in this quarterly report;

4.     The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in the Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)     designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared; and

b)     evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

c)     disclosed in this report any change in the issuers internal control over financial reporting that accrued during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

5.     The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (and persons performing the equivalent function);

a)     all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)     any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls.

Date: February 1, 2007

/s/ J. Barrie Shineton
J. Barrie Shineton
President and Chief Executive Officer

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, John C. Tremayne, Executive Vice President and Chief Financial Officer certify that:

1.     I have reviewed this quarterly report on Form 6K of Norbord Inc.;

2.     Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under with such statements were made, not misleading with respect to the period covered by this quarterly report;

3.     Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of , and for, the periods presented in this quarterly report;

4.     The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in the Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)     designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this quarterly report is being prepared; and

b)     evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this quarterly report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

c)     disclosed in this report any change in the issuers internal control over financial reporting that accrued during the period covered by this report that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

5.     The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (and persons performing the equivalent function);

a)     all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b)     any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls.

Date: February 1, 2007

/s/ John C. Tremayne
John C. Tremayne
Executive Vice-President and Chief Financial Officer